Exhibit 99.1

Banco Itaú Chile Files Material Event Notice announcing the Placement of Bonds in the local market

SANTIAGO, Chile, June 6, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting that on this date, the settlement and placement of Banco Itaú Chile dematerialized and bearer bonds in the local market, charged to the Line of Bonds registered in the Securities Registry of the CMF, under No. N° 3/2022.

The specific conditions of placement were as follows:

- Series “DQ”, Código BITADQ0222, for a total amount of UF 450,000 (Unidades de Fomento) collecting the sum of CLP $ 15,326,842,300 with a maturity date of August 9, 2035, at an average placement rate of 2.83%.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Chile

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl